UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 8, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)
Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 7, 2019 announcing Turkcell’s First Quarter 2019 results and Q1 2019 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2019 RESULTS

“STRONG START TO THE YEAR AND TARGETS RAISED”

First Quarter 2019 Results
Contents
HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	11

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

●
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

●	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., our subsidiary responsible for payment services, was previously reported under Turkcell Turkey but with effect from the first quarter of 2019 is now included in “Other Subsidiaries”. We made this change due to the fact that its non-group revenues, which are not telco related, and consumer finance business related revenues now comprise the majority of its total revenues. All figures presented in this document for prior periods have been restated to reflect this change.

●
In this press release, a year-on-year comparison of our key indicators is provided, and figures in parentheses following the operational and financial results for March 31, 2019 refer to the same item as at March 31, 2018. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2019, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

●	Selected financial information presented in this press release for the first and fourth quarters of 2018 and the first quarter of 2019 is based on IFRS figures in TRY terms unless otherwise stated.

●
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

●	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

●	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

First Quarter 2019 Results

FINANCIAL HIGHLIGHTS

TRY million	Q118	Q418	Q119	y/y %	q/q %
Revenue	4,762	5,626	5,675	19.2%	0.9%
EBITDA[1]	2,022	2,239	2,281	12.8%	1.9%
EBITDA Margin (%)	42.5%	39.8%	40.2%	(2.3pp)	0.4pp
Net Income	501	864	1,224	144.5%	41.7%

FIRST QUARTER HIGHLIGHTS

●	Strong set of financials:

o	Group revenues of TRY5,675 million, up 19.2% year-on-year

o	Group EBITDA of TRY2,281 million, with an EBITDA margin of 40.2%

o	Positive quarterly trend in EBITDA margin, up 0.4pp for the Group and up 2.2pp for Turkcell Turkey

o	Group net income of TRY1,224 million on strong operating performance, disciplined financial risk management and contribution of Fintur sale

●	Solid operational performance:

o	Mobile ARPU[2] growth of 13.4% year-on-year, like-for-like ARPU[3] growth of 19.6%

o	Residential fiber ARPU growth of 12.3% year-on-year

o	Digital services downloads reached 178 million

o	Mobile multiplay subscriber ratio[4] reached 68.6%, up 9.9pp year-on-year; multiplay with TV subscribers[5] reached 49.5%, up 3.8pp year-on-year

o	Data usage of 4.5G users at 7.8GB in March

●	The transfer of our stake in Fintur to Sonera Holding B.V. was completed. The final transaction value was EUR352.9 million. TRY772.4 million profit was generated from the transaction.

●	Restructuring of the sales organization enables us to closely focus on customer needs and respond with more effective services and solutions.

●
We revise our guidance[6] for 2019. Accordingly, we now target revenue growth of 17%-19% up from 16%-18% and an EBITDA margin of 38%-40% compared to 37%-40% previously. We maintain our target operational capex over sales ratio[7] of 16%-18%.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding M2M
(3) The ARPU of customers who have stayed with Turkcell for at least 14 months
(4) Share of mobile voice line users which excludes subscribers who have not used their line in the last 3 months. Multiplay refers to mobile customers who use voice, data and one of core digital services.
(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein
(7) Excluding license fee
For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2019 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

First Quarter 2019 Results

COMMENTS BY MURAT ERKAN, CEO

Economic fragility has prevailed in the emerging markets in the first quarter of 2019. Regardless, as Turkcell Group, we have delivered robust results on the back of our solid business model built on strong pillars. Our consolidated revenues grew yearly by 19.2% to TRY5.7 billion with an EBITDA1 of TRY2.3 billion, resulting in an EBITDA margin of 40.2%. Including the TRY772 million profit generated from the Fintur transaction, we reported TRY1.2 billion net income, 1.4 times higher than for the same period of last year. Accordingly, we revise our full-year guidance2 for 2019 upwards to 17% - 19% for revenue growth and 38% - 40% for the EBITDA margin. In addition to our solid financial performance, our leverage ratio has declined to 1.3x with the contribution of the Fintur transaction, and we expect it to further decline over the coming periods.

Demand for mobile data has remained strong this quarter with the contribution of our digital services. Monthly average data consumption of customers on our 4.5G network has increased 28% yearly to 7.4GB. Total downloads of our digital services reached 178 million, while we have continued efforts to increase the time spent on these services. In the fixed segment, Superbox, our Fixed Wireless Access (FWA) product providing fiber-like speeds at locations not covered by our fiber network, has earned customer appreciation, reaching 56 thousand subscribers. Our capability to provide the Superbox service for the first time in Turkey through our wide frequency and strong infrastructure has also proven our readiness for 5G.

As Turkcell, with our “customer first” motto we continue to contribute to our people and our country.

We marked our twenty-fifth anniversary in February. Over the past 25 years, Turkcell has transformed from a conventional telco into the world’s first digital operator. We have developed digital services; and what’s more, we export technology.  Following the one signed with Moldcell, we have also signed cooperation agreements with ALBtelecom of Albania, CG Corp Global of Nepal and Digicel Group of the Caribbean to allow the use of our digital services. Our customer-focused approach, which we have always pursued in achieving this success, will only gain strength in the upcoming periods as we contribute to their lives with new smart technologies. In this new era, we aim to strengthen our emotional ties with our customers and have redesigned our sales organization accordingly. We now have a structure enabling us to focus on customer needs more closely, and design more effective services and solutions.

We have three strategic focus areas.

We believe we can sustain profitable growth with a strategic focus on three key areas: Our digital services, digital business solutions and our techfin platform. While continuing to work on increasing the usage of our locally-developed digital services, we plan to establish new commercial partnerships for digital exports, the destinations of which today number 38 countries. We will serve the digital transformation of both private and public sectors through Digital Business Solutions, our new subsidiary. The digitization of financial services, which in our view offers great potential, as well as other new opportunities in this field form the third focus area.

We continue our efforts towards a shared infrastructure.

As we offer our services through a strong mobile and fixed infrastructure, we continue to work towards accomplishing a shared infrastructure; one that best serves the interests primarily of our country, but also of all parties involved. In this context, we already provide fixed broadband to additional households through bilateral agreements with Türksat and Vodafone Turkey. Regarding the next phase, we believe in the necessity of joint investments into infrastructure to position Turkey’s communication infrastructure among the best in the world. We particularly perceive the importance of joint infrastructure in the era of 5G, which will serve as the platform for Industry 4.0.

4

First Quarter 2019 Results

We are determined to pioneer Turkey’s technological advancement.

In April, we hosted the technology summit, which coinciding with our 25th anniversary, was particularly significant. The latest advances, particularly of locally manufactured technologies formed the agenda of the summit in its 10th year. The summit hosted over 70 opinion and business leaders in around 30 sessions where 5G, artificial intelligence, Industry 4.0, smart technologies, entrepreneurship, cyber security, robotics and cloud technologies were the key topics of discussion. Over 10,000 attendees in person witnessed the introduction of our locally-developed AI-powered personal assistant “Yaani Assistant”.

We will continue to serve our country and people through our investments.

Turkcell has accomplished its pioneering role in the technological transformation of Turkey with its well-established infrastructure. We have been the fastest growing telco globally on the back of our services and solutions developed for our customers over the past three years. We own a strong mobile network operating over the widest frequency in Turkey. We have laid 43 thousand km of fiber and built eight data centers, enabling us to provide high-quality services. For this, we have already invested TRY50 billion in our technological infrastructure over the past 25 years, and going forward we will continue our investments.

We will announce our 3-year targets in New York.

We have seen a strong start to 2019 and have revised our full-year targets upwards. Accordingly, we are scheduled to announce our 3-year targets on October 31, 2019 in New York at the Turkcell Capital Markets Day.

We thank all our colleagues for the part they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners, who have remained with us throughout our success story.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein

5

First Quarter 2019 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group
Profit & Loss Statement (million TRY)	Q118	Q418	Q119	y/y %	q/q %
Revenue	4,761.6	5,626.3	5,675.3	19.2%	0.9%
Cost of revenue[1]	(2,134.9)	(2,607.3)	(2,730.2)	27.9%	4.7%
Cost of revenue1/Revenue	(44.8%)	(46.3%)	(48.1%)	(3.3pp)	(1.8pp)
Gross Margin[1]	55.2%	53.7%	51.9%	(3.3pp)	(1.8pp)
Administrative expenses	(154.3)	(198.2)	(190.6)	23.5%	(3.8%)
Administrative expenses/Revenue	(3.2%)	(3.5%)	(3.4%)	(0.2pp)	0.1pp
Selling and marketing expenses	(356.6)	(500.8)	(403.1)	13.0%	(19.5%)
Selling and marketing expenses/Revenue	(7.5%)	(8.9%)	(7.1%)	0.4pp	1.8pp
Net impairment loses on financial and contract assets	(93.8)	(81.0)	(70.3)	(25.1%)	(13.2%)
EBITDA[2]	2,022.0	2,239.0	2,281.1	12.8%	1.9%
EBITDA Margin	42.5%	39.8%	40.2%	(2.3pp)	0.4pp
Depreciation and amortization	(979.8)	(1,287.0)	(1,178.1)	20.2%	(8.5%)
EBIT[3]	1,042.1	952.0	1,103.0	5.8%	15.9%
Net finance income / (costs)	(313.5)	(18.5)	(420.4)	34.1%	n.m.
Finance income	355.6	(1,225.9)	583.0	63.9%	(147.6%)
Finance costs[4]	(669.1)	1,207.4	(1,003.4)	50.0%	(183.1%)
Other income / (expense)	(33.5)	46.5	(51.8)	54.6%	(211.4%)
Non-controlling interests	(24.2)	(77.7)	(19.8)	(18.2%)	(74.5%)
Share of profit of equity accounted investees	-	0.3	0.8	n.a.	166.7%
Income tax expense	(170.2)	(38.7)	(159.8)	(6.1%)	312.9%
Discontinued operations	-	-	772.4	n.a.	n.a.
Net Income	500.8	863.9	1,224.5	144.5%	41.7%
(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) Fair value loss and interest expense in relation to derivative instruments reported under finance cost were netted off from respective fair value gain and interest income in relation to derivative instruments reported under finance income. Historical periods were restated to reflect this change.

Revenue of the Group rose 19.2% year-on-year in Q119. This was driven mainly by growth in Turkcell Turkey revenues on the back of successful execution of digital services focused strategy and upsell performance.

Turkcell Turkey revenues, at 85% of Group revenues, increased 18.7% to TRY4,833 million (TRY4,072 million).

-	Data and digital services revenues rose by 18.1% to TRY3,215 million (TRY2,722 million).

o
Higher number of data users, increased data consumption per user, rise in 4.5G smartphone penetration as well as the rise in penetration of digital services were the main drivers of growth on the mobile front.

o	Larger fiber subscriber base, price adjustments and upsell efforts, as well as the increased ratio of multiplay subscribers with TV, were the main drivers of growth on the fixed front.

-	Wholesale revenues rose by 38.9% to TRY232 million (TRY167 million) due to increased carrier traffic and the positive impact of currency movements.

Turkcell International revenues, comprising 7% of Group revenues, grew by 52.0% to TRY425 million (TRY279 million), resulting mainly from the rise in lifecell and BeST revenues.

Other subsidiaries’ revenues, at 7% of Group revenues, and which includes information and entertainment services, call center revenues and revenues from financial services were at TRY417 million (TRY410 million).
-
Please note that we completed the sale of our shares in Azerinteltek, our sports betting business in Azerbaijan, as of January 11, 2019. As we received the transfer of proceeds on December 27, 2018 and transferred the control of the subsidiary, we did not report any revenues in Q119 in relation to Azerinteltek operations.

6

First Quarter 2019 Results

-
Our consumer finance company’s revenues grew by 14.1% to TRY242 million (TRY212 million). Revenue growth was impacted by the decline in consumer loan portfolio from TRY4.4 billion as of Q118 to TRY3.6 billion as of Q119 due to the installment limitation on consumer loans for telecom devices.

-	Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., our subsidiary responsible for payment services, was previously reported under Turkcell Turkey but with effect from the first quarter of 2019 is now included in “Other Subsidiaries”. We made this change due to the fact that its non-group revenues, which are not telco related, and consumer finance business related revenues now comprise the majority of its total revenues. All figures presented in this document for prior periods have been restated to reflect this change.

Cost of revenue (excluding depreciation and amortization) increased to 48.1% (44.8%) as a percentage of revenues in Q119. This was mainly due to the rise in cost of goods sold (4.6pp), despite the decline in other cost items (1.3pp) as a percentage of revenues.
Administrative expenses were at 3.4% (3.2%) as a percentage of revenues in Q119.
Selling and marketing expenses declined to 7.1% (7.5%) as a percentage of revenues in Q119. This was mainly due to the decline in selling expenses (0.7pp), despite the rise in other cost items (0.3pp) as a percentage of revenues.
Net impairment loses on financial and contract assets were at TRY70 million (TRY 94 million) in Q119.
EBITDA1 rose by 12.8% year-on-year in Q119, leading to an EBITDA margin of 40.2% (42.5%).
-	Turkcell Turkey’s EBITDA grew by 9.7% to TRY1,910 million (TRY1,741 million) resulting in an EBITDA margin of 39.5% (42.8%). Turkcell Turkey’s EBITDA margin improved by 2.2pp compared to Q418 (37.3%).

-	Turkcell International EBITDA[2] increased to TRY194 million (TRY93 million) with an EBITDA margin of 45.6% (33.2%).

-	The EBITDA of other subsidiaries was at TRY178 million (TRY188 million).

Depreciation and amortization expenses increased by 20.2% in Q119.
Net finance expense increased to TRY420 million (TRY313 million) in Q119, mainly due to the higher interest expense of loans. Please note that the Group started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions, in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details.
See Appendix A for details of net foreign exchange gain and loss.
Income tax expense declined 6.1% year-on-year in Q119. Please see Appendix A for details.
Net income of the Group rose to TRY1,224 million (TRY501 million) in Q119, mainly driven by strong operating performance, disciplined financial risk management and contribution of the Fintur sale, which had a positive impact of TRY772 million.
Total cash & debt: Consolidated cash as of March 31, 2019 increased to TRY8,888 million from TRY7,419 million as of December 31, 2018. Excluding the FX swap transactions for TRY borrowing, 79% of our cash is in US$ and 21% is in EUR.
Consolidated debt as of March 31, 2019 increased to TRY22,867 million from TRY20,156 million as of December 31, 2018. Please note that TRY1,410 million of our consolidated debt is comprised of lease obligations resulting from the implementation of IFRS 16.
●	Consolidated debt breakdown excluding lease obligations resulting from the implementation of IFRS 16:

-
Turkcell Turkey’s debt balance was TRY16,771 million, of which TRY9,727 million (US$1,728 million) was denominated in US$, TRY6,299 million (EUR997 million) in EUR, TRY214 million (CNY257 million) in CNY and the remaining TRY531 million in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) We started to capitalize the frequency usage fees of lifecell in Q418 in accordance with IFRS16 which led to a positive impact on Turkcell International EBITDA. The change was implemented retrospectively; impact regarding previous quarters of 2018 was booked in Q418.

7

First Quarter 2019 Results

-	The debt balance of lifecell was TRY1,071 million all denominated in UAH.

-
Our consumer finance company had a debt balance of TRY3,610 million, of which TRY1,759 million (US$312 million) was denominated in US$, and TRY1,077 million (EUR170 million) in EUR with the remaining TRY774 million in TRY.

●
TRY705 million of IFRS 16 lease obligations is denominated in TRY, TRY39 million (US$7 million) in US$, TRY178 million (EUR28 million) in EUR and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY13,342 million of our consolidated debt is set at a floating rate. Excluding the consumer finance business borrowings, TRY5,048 million of consolidated debt will mature within less than a year.
Net debt as of March 31, 2019 was at TRY13,979 million. Including the proceeds of the Fintur deal of EUR352.9 million (equivalent of TRY2,230 million as of March 31, 2019), which is booked under due from related parties, net debt was TRY11,749 with a net debt to EBITDA ratio of 1.3 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY8,108 million with a leverage of 0.9 times.
Turkcell Group has a long FX position of US$216 million as at the end of Q119. (Please note that this figure takes into account advance payments and hedging but excludes FX swap transactions for TL borrowing. Derivatives (VIOP) and forward transactions are included).
Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,352.6 million in Q119. In Q119, operational capital expenditures (excluding license fees) at the Group level were at 15.6% of total revenues.
Capital expenditures (million TRY)	Q118	Q418	Q119
Operational Capex	(526.3)	(1,448.6)	(883.6)
License and Related Costs	(188.0)	(1.7)	(0.7)
Non-operational Capex (Including IFRS15 & IFRS16)	(1,845.9)	(784.3)	(468.4)
Total Capex[1]	(2,560.1)	(2,234.6)	(1,352.6)
(1) Breakdown of capex for Q118 has been restated.

8

First Quarter 2019 Results

Operational Review of Turkcell Turkey
Summary of Operational Data	Q118	Q418	Q119	y/y %	q/q %
Number of subscribers (million)	37.3	36.7	36.6	(1.9%)	(0.3%)
Mobile Postpaid (million)	18.6	18.8	18.7	0.5%	(0.5%)
Mobile M2M (million)	2.4	2.4	2.4	-	-
Mobile Prepaid (million)	16.0	14.9	15.0	(6.3%)	0.7%
Fiber (thousand)	1,248.7	1,385.6	1,411.1	13.0%	1.8%
ADSL (thousand)	916.6	905.6	861.7	(6.0%)	(4.8%)
Superbox (thousand)[1]	3.5	33.5	56.4	n.m	68.4%
Cable (thousand)	-	-	9.7	n.a.	n.a.
IPTV (thousand)	535.0	613.4	632.0	18.1%	3.0%
Churn (%)[2]
Mobile Churn (%)[3]	1.4%	2.9%	1.9%	0.5pp	(1.0pp)
Fixed Churn (%)	1.8%	2.2%	2.0%	0.2pp	(0.2pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	31.5	35.0	35.7	13.3%	2.0%
Mobile ARPU, blended (excluding M2M)	33.6	37.4	38.1	13.4%	1.9%
Postpaid	45.4	49.5	50.6	11.5%	2.2%
Postpaid (excluding M2M)	51.5	56.4	57.4	11.5%	1.8%
Prepaid	15.3	17.4	17.2	12.4%	(1.1%)
Fixed Residential ARPU, blended	55.3	56.6	59.8	8.1%	5.7%
Residential Fiber ARPU	55.9	58.2	62.8	12.3%	7.9%
Average mobile data usage per user (GB/user)	4.4	5.9	5.9	34.1%	-
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	344.8	356.4	393.1	14.0%	10.3%
(1) Superbox subscribers are included in mobile subscribers.
(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.
(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end.

Our mobile subscriber base stood at 33.7 million by the end of Q119. While we registered 73 thousand quarterly prepaid subscriber net additions, our postpaid subscribers declined by 155 thousand during the quarter. The share of postpaid subscribers was at 55.4% (53.8%) of our mobile subscriber base.
Our fixed subscriber base was at 2.3 million by the end of Q119. Our fiber customer base exceeded 1.4 million on 25 thousand quarterly and 162 thousand annual net additions. Superbox, our fixed wireless access product, exceeded 56 thousand subscribers in Q119. IPTV subscribers reached 632 thousand on 19 thousand quarterly and 97 thousand annual net additions. Total TV subscribers, including OTT only users, reached 4.1 million4. As of April, the Turkcell TV+ mobile application has been downloaded 12.6 million times.
In Q119, our average monthly mobile churn rate was at 1.9% and our average monthly fixed churn rate was at 2.0%.
Mobile ARPU (excluding M2M) rose by 13.4% year-on-year in Q119, mainly driven by the rise in penetration of digital services, increased data consumption per user and price adjustments as well as our upsell efforts. The increased share of multiplay customers, who use voice, data and digital services combined, to 68.6%5, contributed to the ARPU rise as well.
Our residential fiber ARPU grew by 12.3% in Q119 year-on-year. This was driven by upsell efforts and price adjustments, as well as by the rise in multiplay subscribers with TV6 to 49.5% of total residential fiber subscribers.
Average mobile data usage per user rose by 34.1% in Q119 year-on-year, on the back of rising number and data consumption of 4.5G users and rising digital services usage. Average mobile data usage of 4.5G users was at 7.8 GB in March.
4.5G compatible smartphones increased to 18.5 million in Q119 on 0.5 million quarterly additions, comprising 82% of total smartphones on our network by the end of Q119.

(4) IPTV users and OTT only cumulative active users
(5) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months. Multiplay refers to mobile customers who use voice, data and one of core digital services
(6) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + voice users

9

First Quarter 2019 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Q118	Q418	Q119	y/y%	q/q%
Revenue (million UAH)	1,207.9	1,417.0	1,415.5	17.2%	(0.1%)
EBITDA (million UAH)	504.9	1,083.5	815.5	61.5%	(24.7%)
EBITDA margin (%)	41.8%	76.5%	57.6%	15.8pp	(18.9pp)
Net income / (loss) (million UAH)	(178.2)	(730.1)	(267.2)	49.9%	(63.4%)
Capex (million UAH)	2,588.7	2,694.9	357.8	(86.2%)	(86.7%)
Revenue (million TRY)	167.9	273.3	275.8	64.3%	0.9%
EBITDA (million TRY)	69.8	205.9	159.0	127.8%	(22.8%)
EBITDA margin (%)	41.6%	75.3%	57.7%	16.1pp	(17.6pp)
Net income / (loss) (million TRY)	(24.9)	(126.3)	(52.1)	109.2%	(58.7%)
(1) Since July 10, 2015, we hold a 100% stake in lifecell.
lifecell (Ukraine) revenues rose by 17.2% year-on-year in Q119 in local currency terms mainly on the back of increased mobile data revenues with rising penetration of 4.5G users and higher data consumption. EBITDA in local currency terms increased 61.5% year-on-year to UAH816 million, which led to an EBITDA margin of 57.6%. Please also note that starting from Q418, lifecell started to capitalize its radio frequency usage costs in accordance with IFRS16. The overall impact, including the retrospective adjustments for previous quarters of 2018, was booked in Q418.
lifecell revenues in TRY terms increased 64.3% year-on-year, while its EBITDA rose to TRY159 million in Q119.
lifecell Operational Data	Q118	Q418	Q119	y/y%	q/q%
Number of subscribers (million)[2]	10.3	9.9	9.4	(8.7%)	(5.1%)
Active (3 months)[3]	7.7	7.3	6.9	(10.4%)	(5.5%)
MOU (minutes) (12 months)	138.5	148.6	141.4	2.1%	(4.8%)
ARPU (Average Monthly Revenue per User), blended (UAH)	37.7	47.2	49.0	30.0%	3.8%
Active (3 months) (UAH)	51.4	63.1	66.7	29.8%	5.7%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(3) Active subscribers are those who in the past three months made a revenue generating activity.
lifecell’s three-month active subscriber base declined to 6.9 million in Q119, mainly due to the declining multiple SIM card usage trend in the country. lifecell continued its strong ARPU performance with 29.8% growth in Q119, mainly on increased mobile data consumption and upsell efforts. Leveraging the quality of its 4.5G and 3G networks and attractive digital services, lifecell continued to attract high ARPU generating subscribers, which supported the solid ARPU performance.
The 4.5G subscriber base of lifecell continued to expand in Q119. 4.5G users reached 36% of total mobile data users. The penetration of 4.5G services continued to rise as reflected by the increased number of 3-month active 4.5G users, which exceeded 1.6 million. Average data consumption per user rose by 117% year-on-year, mainly driven by the higher data consumption of 4.5G users. lifecell continued its leadership of the Ukrainian market in smartphone penetration, which reached 77% as at the end of Q119.
In accordance with Turkcell’s global digital services strategy, lifecell continued to increase the penetration of its digital services within its customer base. Accordingly, the number of three-month active digital services users exceeded 1 million in Q119. Furthermore, lifecell continued to enrich its digital services portfolio launching new offerings during the quarter in order to meet the digital needs of both retail and corporate customers.

10

First Quarter 2019 Results

BeST[1]	Q118	Q418	Q119	y/y%	q/q%
Number of subscribers (million)	1.6	1.6	1.6	-	-
Active (3 months)	1.2	1.2	1.2	-	-
Revenue (million BYN)	29.2	32.9	31.9	9.2%	(3.0%)
EBITDA (million BYN)	5.3	12.7	7.4	39.6%	(41.7%)
EBITDA margin (%)	18.2%	38.6%	23.2%	5.0pp	(15.4pp)
Net loss (million BYN)	(10.0)	(8.3)	(8.8)	(12.0%)	6.0%
Capex (million BYN)	29.5	18.3	10.8	(63.4%)	(41.0%)
Revenue (million TRY)	56.6	83.8	79.5	40.5%	(5.1%)
EBITDA (million TRY)	10.3	31.3	18.4	78.6%	(41.2%)
EBITDA margin (%)	18.2%	37.4%	23.1%	4.9pp	(14.3pp)
Net loss (million TRY)	(19.4)	(21.3)	(21.9)	12.9%	2.8%
(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.
BeST revenues grew by 9.2% year-on-year in Q119 in local currency terms, mainly driven by growth in mobile data revenues. Digital services revenue growth also contributed to the revenue increase. BeST’s EBITDA rose by 39.6% year-over-year to BYN7.4 million, which led to an EBITDA margin of 23.2%.
BeST’s revenues in TRY terms grew by 40.5% year-on-year in Q119, with an EBITDA margin of 23.1%.
BeST continued to increase the penetration of its 4G services as reflected by the number of 4G users, which reached 40% of its 3-month active subscriber base, resulting in increased data consumption and digital services usage. Average monthly data consumption of subscribers rose by 76% year-over-year to 6.3GB in Q119. Digital services penetration continued to increase within its customer base. Accordingly, subscribers who use at least one digital service comprise 21% of the 3-month active subscriber base. Meanwhile, BeST launched its new digital offering PLAY, which includes 7 digital services.
Kuzey Kıbrıs Turkcell[2] (million TRY)	Q118	Q418	Q119	y/y%	q/q%
Number of subscribers (million)	0.5	0.5	0.6	20.0%	20.0%
Revenue	43.5	45.8	47.9	10.1%	4.6%
EBITDA	14.1	11.6	16.7	18.4%	44.0%
EBITDA margin (%)	32.4%	25.3%	34.9%	2.5pp	9.6pp
Net income	5.2	8.9	7.6	46.2%	(14.6%)
Capex	15.2	23.3	10.6	(30.3%)	(54.5%)
(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew by 10.1% year-on-year in Q119, mainly driven by mobile data revenue growth. EBITDA increased by 18.4% resulting in an EBITDA margin of 34.9%.
Fintur: In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.
On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction is reflected in Q119 financial statements.
Turkcell Group Subscribers
Turkcell Group subscribers amounted to approximately 48.4 million as of March 31, 2019. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

11

First Quarter 2019 Results

Turkcell Group Subscribers	Q118	Q418	Q119	y/y%	q/q%
Mobile Postpaid (million)	18.6	18.8	18.7	0.5%	(0.5%)
Mobile Prepaid (million)	16.0	14.9	15.0	(6.3%)	0.7%
Fiber (thousand)	1,248.7	1,385.6	1,411.1	13.0%	1.8%
ADSL (thousand)	916.6	905.8	861.7	(6.0%)	(4.9%)
Superbox (thousand)[1]	3.5	33.5	56.4	n.m	68.4%
Cable (thousand)	-	-	9.7	n.a.	n.a.
IPTV (thousand)	535.0	613.4	632.0	18.1%	3.0%
Turkcell Turkey subscribers (million)[2]	37.3	36.7	36.6	(1.9%)	(0.3%)
lifecell (Ukraine)	10.3	9.9	9.4	(8.7%)	(5.1%)
BeST (Belarus)	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.6	20.0%	20.0%
lifecell Europe[3]	0.3	0.2	0.2	(33.3%)	-
Turkcell Group Subscribers (million)	50.1	48.9	48.4	(3.4%)	(1.0%)
(1) Superbox subscribers are included in mobile subscribers.
(2) Subscribers to more than one service are counted separately for each service.
(3) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.
	Q118	Q418	Q119	y/y%	q/q%
GDP Growth (Turkey)	7.4%	(3.0%)	n.a.	n.a.	n.a.
Consumer Price Index (Turkey) (yoy)	10.2%	20.3%	19.7%	9.5pp	(0.6pp)
US$ / TRY rate
Closing Rate	3.9489	5.2609	5.6284	42.5%	7.0%
Average Rate	3.8077	5.4369	5.3378	40.2%	(1.8%)
EUR / TRY rate
Closing Rate	4.8673	6.0280	6.3188	29.8%	4.8%
Average Rate	4.6795	6.2121	6.0777	29.9%	(2.2%)
US$ / UAH rate
Closing Rate	26.54	27.69	27.25	2.7%	(1.6%)
Average Rate	27.42	28.18	27.41	-	(2.7%)
US$ / BYN rate
Closing Rate	1.9501	2.1598	2.1285	9.1%	(1.4%)
Average Rate	1.9663	2.1307	2.1470	9.2%	0.8%

12

First Quarter 2019 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.
Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).
Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.
Turkcell Group (million TRY)	Q118	Q418	Q119	y/y%	q/q%
Adjusted EBITDA	2,022.0	2,239.0	2,281.1	12.8%	1.9%
Depreciation and amortization	(979.8)	(1,287.0)	(1,178.1)	20.2%	(8.5%)
Finance income	355.6	(1,225.9)	583.0	63.9%	(147.6%)
Finance costs	(669.1)	1,207.4	(1,003.4)	50.0%	(183.1%)
Other income / (expense)	(33.5)	46.5	(51.8)	54.6%	(211.4%)
Share of profit of equity accounted investees	-	0.3	0.8	n.a.	166.7%
Consolidated profit from continued operations before income tax & minority interest	695.2	980.4	631.6	(9.1%)	(35.6%)
Income tax expense	(170.2)	(38.7)	(159.8)	(6.1%)	312.9%
Consolidated profit from continued operations before minority interest	525.0	941.7	471.8	(10.1%)	(49.9%)
Discontinued operations	-	-	772.4	n.a.	n.a.
Consolidated profit before minority interest	525.0	941.7	1,244.3	137.0%	32.1%

13

First Quarter 2019 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2018 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.
ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY5.7 billion revenue in Q119 with total assets of TRY46.1 billion as of March 31, 2019. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr
For further information please contact Turkcell
Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

First Quarter 2019 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details
Million TRY	Q118	Q418	Q119	y/y%	q/q%
Turkcell Turkey	(367.5)	1,030.1	(558.5)	52.0%	(154.2%)
Turkcell International	(9.4)	5.7	(25.8)	174.5%	(552.6%)
Other Subsidiaries	(117.1)	434.3	(128.1)	9.4%	(129.5%)
Net FX loss before hedging	(494.0)	1,470.1	(712.5)	44.2%	(148.5%)
Fair value gain on derivative financial instruments[1]	213.7	(1,551.9)	452.3	111.7%	(129.1%)
Net FX gain / (loss) after hedging	(280.3)	(81.8)	(260.2)	(7.2%)	218.1%
(1) Definition of fair value gain on derivative financial instruments has been extended to include the impact of interest income and expense in relation to derivative instruments and fair value of FX swaps, option contracts engaged in during the period to manage operational cash flow balance.
Table: Income tax expense details
Million TRY	Q118	Q418	Q119	y/y%	q/q%
Current Tax expense	(180.2)	(114.9)	(153.8)	(14.7%)	33.9%
Deferred Tax income / (expense)	10.0	76.2	(6.0)	(160.0%)	(107.9%)
Income Tax expense	(170.2)	(38.7)	(159.8)	(6.1%)	312.9%

15

TURKCELL ILETISIM HIZMETLERI AS
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2019	31 December 2018
Assets
Property, plant and equipment	9	11,249,245	11,116,316
Right-of-use assets	11	1,663,102	1,649,602
Intangible assets	10	10,307,373	10,050,172
Investment properties		17,484	15,425
Trade receivables		118,752	115,001
Receivables from financial services		542,202	884,686
Contract assets		4,588	3,513
Deferred tax assets		155,648	152,732
Investments in equity accounted investees		29,699	19,413
Other non-current assets		950,229	421,306
Total non-current assets		25,038,322	24,428,166

Inventories		235,735	180,434
Trade receivables		2,627,033	2,505,990
Due from related parties	12	2,234,297	13,533
Receivables from financial services		3,098,489	3,286,243
Contract assets		557,436	711,928
Derivative financial instruments		1,580,607	1,356,062
Hold to collect financial asset		2,939	9,409
Financial asset at fair value through other comprehensive income		143,191	42,454
Cash and cash equivalents		8,888,251	7,419,239
Other current assets		1,672,285	1,091,512
Subtotal		21,040,263	16,616,804
Assets classified as held for sale	12	-	1,720,305

Total current assets		21,040,263	18,337,109

Total assets		46,078,585	42,765,275

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(151,532)	(141,534)
Additional paid-in capital		35,026	35,026
Fair value reserves		(979)	-
Reserves		2,175,815	2,503,537
Remeasurements of employee termination benefit		(34,871)	(34,871)
Retained earnings		12,727,673	11,359,317
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		16,951,401	15,921,744
Non-controlling interests		150,880	131,810

Total equity		17,102,281	16,053,554

The above condensed interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2019	31 December 2018
Liabilities
Borrowings	14	15,407,679	13,119,636
Employee benefit obligations		238,979	224,747
Provisions		277,652	268,722
Deferred tax liabilities		899,447	862,360
Contract liabilities		123,242	131,598
Other non-current liabilities		414,048	364,610
Total non-current liabilities		17,361,047	14,971,673

Borrowings	14	7,459,191	7,035,909
Current tax liabilities		162,644	133,597
Trade and other payables		3,447,495	3,788,174
Due to related parties		43,510	45,331
Deferred revenue		58,367	8,948
Provisions		114,730	307,068
Contract liabilities		291,656	255,756
Derivative financial instruments		37,664	165,265
Total current liabilities		11,615,257	11,740,048

Total liabilities		28,976,304	26,711,721

Total equity and liabilities		46,078,585	42,765,275

The above condensed interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2019	2018

Revenue	8	5,433,471	4,549,650
Revenue from financial services	8	241,888	211,945
Total revenue		5,675,359	4,761,595

Cost of revenue		(3,829,729)	(3,039,877)
Cost of revenue from financial services		(78,568)	(74,882)
Total cost of revenue		(3,908,297)	(3,114,759)

Gross profit		1,603,742	1,509,773
Gross profit from financial services		163,320	137,063
Total gross profit		1,767,062	1,646,836

Other income	12	26,662	13,894
Selling and marketing expenses		(403,153)	(356,595)
Administrative expenses		(190,569)	(154,332)
Net impairment losses on financial and contract assets		(70,335)	(93,758)
Other expenses		(78,481)	(47,365)
Operating profit		1,051,186	1,008,680

Finance income	6	583,029	355,600
Finance costs	6	(1,003,409)	(669,070)
Net finance costs		(420,380)	(313,470)

Share of profit of equity accounted investees		787	-
Profit before income tax		631,593	695,210

Income tax expense	7	(159,774)	(170,195)
Profit from continuing operations		471,819	525,015

Profit from discontinued operations (attributable to owners of the Company)	12	772,436	-

Profit for the year		1,244,255	525,015

Profit for the year is attributable to:
Owners of the Company		1,224,451	500,780
Non-controlling interests		19,804	24,235
Total		1,244,255	525,015

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.56	0.23
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.21	0.23
Basic and diluted earnings per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)		0.35	-

The above condensed interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
For the three months ended 31 March 2019
 (All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2019	2018

Profit for the year		1,244,255	525,015

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		145,214	97,736
Exchange differences arising from discontinued operations	12	104,986	50,565
Fair value reserve		(979)	-
Cash flow hedges - effective portion of changes in fair value		271,667	-
Cash flow hedges - reclassified to profit or loss		(221,367)	-
Cost of hedging reserve - changes in fair value		(124,838)	-
Cost of hedging reserve - reclassified to profit or loss		39,344	-
Income tax relating to these items		(31,424)	(56,272)
-Income tax relating to exchange differences		(39,167)	(56,272)
-Income tax relating to cash flow hedges		(11,066)	-
- Income tax relating to cost of hedging reserve		18,809	-
Other comprehensive income/(loss) for the year, net of income tax		182,603	92,029
Total comprehensive income for the year		1,426,858	617,044

Total comprehensive income for the year is attributable to:
Owners of the Company		1,407,788	592,584
Non-controlling interests		19,070	24,460
Total		1,426,858	617,044

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		530,366	550,908
Discontinued operations		877,422	41,676
Total		1,407,788	592,584

The above condensed interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2019
 (All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Hedging reserve	Cost of hedging reserve	Reserve for non- controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	-	-	-	(540,045)	439,700	(44,776)	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	-	-	-	-	-	-	-	-	-	543	-	516,761	517,304	-	517,304
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	-	-	-	(540,045)	440,243	(44,776)	11,829,037	15,506,465	55,927	15,562,392
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	500,780	500,780	24,235	525,015
Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	-	-	-	(32,112)	123,916	-	-	91,804	225	92,029
Total other comprehensive income, net of income tax	-	-	-	-	-	-	-	-	(32,112)	123,916	-	-	91,804	225	92,029
Total comprehensive income	-	-	-	-	-	-	-	-	(32,112)	123,916	-	500,780	592,584	24,460	617,044
Transfer to legal reserves	-	-	-	-	169,921	-	-	-	-	-	-	(169,921)	-	-	-
Dividends paid (Note 13)	-	5,886	-	-	-	-	-	-	-	-	-	(1,900,000)	(1,894,114)	(37,704)	(1,931,818)
Balance at 31 March 2018	2,200,000	(50,427)	35,026	269	1,812,945	-	-	-	(572,157)	564,159	(44,776)	10,259,896	14,204,935	42,683	14,247,618

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	-	(271,130)	14,942	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554
Total comprehensive income/(loss):
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	1,224,451	1,224,451	19,804	1,244,255
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	-	-	(66,675)	278,442	-	-	211,767	(734)	211,033
Net change in fair value of AFS	-	-	-	-	-	(979)	-	-	-	-	-	-	(979)	-	(979)
Change in cash flow hedge reserve	-	-	-	-	-	-	(66,685)	39,234	-	-	-	-	(27,451)	-	(27,451)
Total other comprehensive income, net of income tax	-	-	-	-	-	(979)	(66,685)	39,234	(66,675)	278,442	-	-	183,337	(734)	182,603
Total comprehensive income/(loss)	-	-	-	-	-	(979)	(66,685)	39,234	(66,675)	278,442	-	1,224,451	1,407,788	19,070	1,426,858
Acquisition of treasury shares (-)	-	(9,998)	-	-	-	-	-	-	-	-	-	-	(9,998)	-	(9,998)
Sale of investment (Note 12)	-	-	-	-	-	-	-	-	876,867	(1,388,905)	-	143,905	(368,133)	-	(368,133)
Balance at 31 March 2019	2,200,000	(151,532)	35,026	269	2,235,922	(979)	(337,815)	54,176	-	223,532	(34,871)	12,727,673	16,951,401	150,880	17,102,281

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2019	2018
Cash flows from operating activities:
Profit before income tax from
Continuing operations		471,819	525,015
Discontinued operations		772,436	-
Profit before income tax including discontinued operations		1,244,255	525,015

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	519,797	428,923
Amortization of intangible assets and right of use assets	10,11	658,300	550,895
Net finance (income)/expense		398,807	129,709
Fair value adjustments to derivatives	15	(618,583)	(306,712)
Income tax expense		159,774	170,195
Gain on sale of property, plant and equipment		(9,266)	(8,694)
Unrealized foreign exchange losses on operating assets		771,395	551,010
Provisions		160,283	152,644
Share of equity accounted investees		(787)	-
Adjustments to losses (earnings) due to disposal of assets held for sale or to associates	12	(772,436)	-
Deferred revenue		49,054	16,483
		2,560,593	2,209,468
Change in operating assets/liabilities
Change in trade receivables		(131,542)	(40,972)
Change in due from related parties		9,597	(1,935)
Change in receivables from financial services		498,296	(230,402)
Change in inventories		(55,301)	(11,916)
Change in other current assets		(572,030)	(117,138)
Change in other non-current assets		(4,359)	(84,208)
Change in due to related parties		(2,149)	(18,828)
Change in trade and other payables		(447,903)	(804,110)
Change in other non-current liabilities		(26,033)	(15,255)
Change in employee benefit obligations		(6,561)	(2,387)
Change in short term contract asset		154,492	(24,778)
Change in long term contract asset		(1,075)	(1,096)
Change in short term contract liability		35,900	33,335
Change in long term contract liability		(8,356)	5,809
Changes in other working capital		(270,265)	(315,039)
Cash generated from operations		1,733,304	580,548

Interest paid		(605,625)	(143,582)
Income tax paid		(137,257)	(167,300)
Net cash inflow from operating activities		990,422	269,666
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(515,623)	(548,057)
Acquisition of intangible assets	10	(607,238)	(419,174)
Proceeds from sale of property, plant and equipment		16,034	19,724
Proceeds from advances given for acquisition of property, plant and equipment		(524,508)	(84,696)
Contribution of increase of share capital in joint ventures/associates		(10,286)	-
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		30,335	-
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		(124,602)	(2,645)
Interest received		167,343	117,141
Net cash outflow from investing activities		(1,568,545)	(917,707)

Cash flows from financing activities:
Proceeds from derivative instruments		114,709	-
Repayments of derivative instruments		(19,910)	-
Proceeds from issues of loans and borrowings		8,163,348	10,082,368
Proceeds from issues of bonds		100,000	125,000
Repayment of borrowings		(6,297,565)	(9,477,504)
Repayment of bonds		(125,794)	-
Dividends paid to shareholders		-	(19,201)
(Increase)/decrease in cash collateral related to loans		11,078	(47,076)
Payments of lease liabilities		(269,567)	(232,223)
Acquisition of treasury shares		(9,998)	-
Net cash (outflow)/inflow from financing activities		1,666,301	431,364

Net (decrease)/increase in cash and cash equivalents		1,088,178	(216,677)

Cash and cash equivalents at 1 January		7,419,239	4,712,333

Effects of exchange rate changes on cash and cash equivalents		380,834	93,998

Cash and cash equivalents at 31 March		8,888,251	4,589,654

The above condensed interim statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM  FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on
5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2019 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 30 April 2019.

The Company transfered its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. (Note 12).

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 31 March 2019. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, 2 members were chosen from the independent nominees list submitted by Sonera. All board members were appointed until new members are elected by the general assembly as per the legislation or until appointment of new members by the CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members who are not among independent members appointed by the CMB.As a result of the appointments dated 7 and 8 March 2019, Turkcell’s Board of Directors consists of a total of 7 non-executive members including 3 independent members as of
31 March 2019.
2.	Basis of preparation

These condensed consolidated interim financial statements for the three months ended 31 March 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 31 March 2019 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the three months ended 31 March 2019 as set out in Note 3.

As at 31 March 2019, interest expense/income and fair value and interest of derivative financial instruments are shown netted off on condensed consolidated interim statement of profit or loss (Note 6). The Company has presented financials of 31 March 2018 accordingly which amount is TL 109,212. This classification has no impact on operating profit, profit for the year and cash flow statement.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM  FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation (continued)

As at 31 March 2018, TL 93,758 has been classified between net impairment losses on financial and contract assets and administrative and selling and marketing expenses according to IFRS 9.

As of 31 March 2018 in the condensed consolidated interim financial statements, Turkcell Ödeme Hizmetleri A.Ş (Turkcell Ödeme) has been reported under Turkcell Turkey segments because of its revenue and operational structure.  As of 31 March 2019 in the condensed consolidated interim financial statements, the company is classified in other segment due to the fact that a significant portion of revenue consists of non-group and consumer financing services. The Company made the relevant reclassifications in the condensed consolidated interim financial statements as of 31 March 2018 (Notes 4 and 8). This classification has no impact on operating profit, profit for the year and cash flow statement.

3.	Significant in accounting policies

New standards and interpretations

i)	Standards, amendments and interpretations effective as at 31 March 2019

-
Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-
Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-
IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM  FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant in accounting policies (continued)

New standards and interpretations (continued)
i)	Standards, amendments and interpretations effective as at 31 March 2019 (continued)

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•	IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•	IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•	IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•	IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•	use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•
recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

ii)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2019:

-
Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:

•	use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;
•	clarify the explanation of the definition of material; and
•	incorporate some of the guidance in IAS 1 about immaterial information.

-
Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

-
IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

The Company does not expected material impact of new standards and interpretations on Company’s accounting policies.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM  FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4. Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Other. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4. Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	4,833,274	4,072,021	424,794	279,406	546,919	487,538	(129,628)	(77,370)	5,675,359	4,761,595
Inter-segment revenue	(16,403)	(11,413)	(18,917)	(13,898)	(94,308)	(52,059)	129,628	77,370	-	-
Revenues from external customers	4,816,871	4,060,608	405,877	265,508	452,611	435,479	-	-	5,675,359	4,761,595
Adjusted EBITDA	1,909,823	1,741,262	193,551	92,826	190,656	190,204	(12,928)	(2,323)	2,281,102	2,021,969

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4. Segment information (continued)

	2019	2018

Profit for the period	1,244,255	525,015
Add(Less):
Profit/(loss) from discontinued operations	(772,436)	-
Profit from continuing operations	471,819	525,015
Income tax expense	159,774	170,195
Finance income	(583,029)	(355,600)
Finance costs	1,003,409	669,070
Other income	(26,662)	(13,894)
Other expenses	78,481	47,365
Depreciation and amortization	1,178,097	979,818
Share of loss of equity accounted investees	(787)	-
Consolidated adjusted EBITDA	2,281,102	2,021,969

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.       Finance income and costs
	2019	2018
Fair value gains on derivative financial instruments and interest	270,290	213,742
Cash flow hedges – reclassified to profit or loss	182,023	-
Interest income on bank deposits	79,124	59,257
Interest income on financial assets measured at amortized cost	35,105	25,879
Credit finance income	3,656	56,652
Other	12,831	70
Finance income	583,029	355,600

Net foreign exchange losses	(712,507)	(494,020)
Interest expenses for financial liabilities measured at amortized cost	(286,422)	(172,540)
Other	(4,480)	(2,510)
Finance costs	(1,003,409)	(669,070)
Net finance costs	(420,380)	(313,470)

As of 31 March 2018, Credit finance income mainly consists of discount interest income on dividends TL 75,134.
Foreign exchange losses mainly include foreign exchange losses on borrowings and bonds issued amounting to TL 538,875 and TL 363,203 as of 31 March 2019.

7.	Income tax expense

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three months ended 31 March 2019 is 11%, compared to 24% for the three months ended 31 March 2018. The decrease in the effective tax rate is mainly due to the gains arising from the sale of the shares of Fintur are exempt from the corporate tax in accordance with the Article 10/13-h of the Law no. 7143.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8. Revenue

	31 March 2019
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Telecommunication services	4,295,758	3,766,666	380,176	243,954	53,710	41,850	12,678	16,415	4,716,966	4,036,055
Equipment revenues	512,962	272,825	20,620	20,777	-	-	-	-	533,582	293,602
Revenue from financial services	-	-	-	-	241,888	211,945	-	-	241,888	211,945
Call center revenues	-	407	2,852	2,108	54,311	61,866	5,738	1,704	51,425	62,677
Commission fees on betting business	-	-	-	-	56,629	53,584	-	-	56,629	53,584
Revenue from betting business	-	-	-	-	-	56,768	-	-	-	56,768
Other	24,554	32,123	21,146	12,567	140,381	61,525	111,212	59,251	74,869	46,964
Total	4,833,274	4,072,021	424,794	279,406	546,919	487,538	129,628	77,370	5,675,359	4,761,595

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.     Revenue (continued)

		31 March 2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	4,295,758	380,176	53,710	12,678	4,716,966
At a point in time	37,317	-	53,710	-	91,027
Over time	4,258,441	380,176	-	12,678	4,625,939
Equipment Related	512,962	20,620	-	-	533,582
At a point in time	485,382	20,620	-	-	506,002
Over time	27,580	-	-	-	27,580
Call Center	-	2,852	54,311	5,738	51,425
At a point in time	-	-	-	-	-
Over time	-	2,852	54,311	5,738	51,425
Commision fees on betting business	-	-	56,629	-	56,629
At a point in time	-	-	-	-	-
Over time	-	-	56,629	-	56,629
Revenue from betting business	-	-	-	-	-
At a point in time	-	-	-	-	-
Over time	-	-	-	-	-
Revenue from financial operations	-	-	241,888	-	241,888
At a point in time	-	-	9,499	-	9,499
Over time	-	-	232,389	-	232,389
All other segments	24,554	21,146	140,381	111,212	74,869
At a point in time	-	1,811	2,182	-	3,993
Over time	24,554	19,335	138,199	111,212	70,876
Total	4,833,274	424,794	546,919	129,628	5,675,359
At a point in time	522,699	22,431	65,391	-	610,521
Over time	4,310,575	402,363	481,528	129,628	5,064,838

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8. Revenue (continued)

		31 March 2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	3,766,666	243,954	41,850	16,415	4,036,055
At a point in time	34,850	-	41,850	-	76,700
Over time	3,731,816	243,954	-	16,415	3,959,355
Equipment Related	272,825	20,777	-	-	293,602
At a point in time	270,810	20,777	-	-	291,587
Over time	2,015	-	-	-	2,015
Call Center	407	2,108	61,866	1,704	62,677
At a point in time	-	-	-	-	-
Over time	407	2,108	61,866	1,704	62,677
Commision fees on betting business	-	-	53,584	-	53,584
At a point in time	-	-	-	-	-
Over time	-	-	53,584	-	53,584
Revenue from betting business	-	-	56,768	-	56,768
At a point in time	-	-	-	-	-
Over time	-	-	56,768	-	56,768
Revenue from financial operations	-	-	211,945	-	211,945
At a point in time	-	-	9,023	-	9,023
Over time	-	-	202,922	-	202,922
All other segments	32,123	12,567	61,525	59,251	46,964
At a point in time	1,436	-	1,786	-	3,222
Over time	30,687	12,567	59,739	59,251	43,742
Total	4,072,021	279,406	487,538	77,370	4,761,595
At a point in time	307,096	20,777	52,659	-	380,532
Over time	3,764,925	258,629	434,879	77,370	4,381,063

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.  Property, plant and equipment

Cost	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 March 2019
Network infrastructure (All operational)	19,132,278	85,446	(260,716)	183,025	-	317,795	19,457,828
Land and buildings	929,901	2,403	-	-	-	2,396	934,700
Equipment, fixtures and fittings	803,500	22,358	(26,309)	913	-	4,672	805,134
Motor vehicles	40,106	-	-	-	-	534	40,640
Leasehold improvements	327,492	658	(7)	-	-	713	328,856
Construction in progress	512,087	402,680	-	(183,938)	(744)	6,266	736,351
Total	21,745,364	513,545	(287,032)	-	(744)	332,376	22,303,509

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	451,653	(256,613)	-	5,798	180,591	9,827,646
Land and buildings	239,088	20,496	-	-	-	1,419	261,003
Equipment, fixtures and fittings	633,507	32,742	(23,651)	-	-	3,766	646,364
Motor vehicles	34,230	700	-	-	-	498	35,428
Leasehold improvements	276,006	7,413	-	-	-	404	283,823
Total	10,629,048	513,004	(280,264)	-	5,798	186,678	11,054,264

Net book amount	11,116,316	541	(6,768)	-	(6,542)	145,698	11,249,245

Depreciation expense for the three months ended 31 March 2019 amounting to TL 519,546 including impairment losses are recognized in cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the three months ended 31 March 2019 amounting to TL 6,542 are included in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.      Intangible assets
Cost	Balance at 1 January 2019	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 March 2019
Telecommunication licenses	8,722,998	1,019	-	418	112,983	8,837,418
Computer software	8,539,038	380,646	(3,848)	5,951	22,833	8,944,620
Transmission line software	73,139	519	-	-	-	73,658
Central betting system operating right	11,981	93	-	-	-	12,074
Indefeasible right of usage	117,618	-	-	-	-	117,618
Brand name	7,040	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	32,834
Subscriber acquisition cost	2,034,053	204,502	-	-	6,842	2,245,397
Other	50,005	3,006	-	-	-	53,011
Construction in progress	18,007	17,453	-	(6,369)	2,133	31,224
Total	19,622,225	607,238	(3,848)	-	144,791	20,370,406

Accumulated amortization
Telecommunication licenses	2,948,235	148,219	-	-	22,866	3,119,320
Computer software	5,481,895	190,284	(3,848)	-	24,271	5,692,602
Transmission line software	67,017	1,163	-	-	-	68,180
Central betting system operating right	12,074	-	-	-	-	12,074
Indefeasible right of usage	31,855	2,141	-	-	-	33,996
Brand name	7,040	-	-	-	-	7,040
Customer base	12,211	109	-	-	-	12,320
Subscriber acquisition cost	974,200	98,747	-	-	4,369	1,077,316
Other	37,526	2,659	-	-	-	40,185
Total	9,572,053	443,322	(3,848)	-	51,506	10,063,033

Net book amount	10,050,172	163,916	-	-	93,285	10,307,373

Amortization expense on intangible assets other than goodwill for the three months ended 31 March 2019 amounting to TL 443,322 including impairment losses are recognized in cost of revenues.

There is no impairment losses on intangible assets recognized for the three months ended 31 March 2019.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 44,613 for the three months ended 31 March 2019.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 1 January and 31 March 2019 and depreciation and amortization expenses for the period ended 31 March 2019 is stated as below:
	Site Rent	Building	Network equipment	Right of way	License	Other	Total
Balance at 1 January	1,021,638	135,158	50,538	8,643	323,742	109,883	1,649,602
Depreciation and amortization charge for the year	(125,159)	(18,845)	(44,172)	(1,126)	(10,925)	(14,751)	(214,978)
Balance at 31 March	1,066,513	118,944	5,472	10,965	345,855	115,353	1,663,102

As at 31 March 2019, additions to right of use assets amount to TL 232,169 and interest expense on lease liabilities is TL 61,584.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell.

The delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş. (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals.

Fintur, has transferred its total shareholding in Kcell JSC to Kazakhtelecom JSC (“Kazakhtelecom”), established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through sovereign wealth fund Samruk-Kazyna for a total consideration of USD 302,571. The definitive agreement has been signed on 12 December 2018. The transfer of shares to Kazakhtelecom and the transfer of proceeds to Fintur were completed simultaneously on 21 December 2018.

The Company has signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. The final value of the transaction is realized as TL 2,229,595 (EUR 352,851) and recorded under due from related party. As the conditions precedent required for the share transfer have been completed within the three months period ended 31 March 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the condensed consolidated interim financial statements.

Reconciliation of Fintur sales for the period ended 31 March 2019 is stated as below:
31 March 2019
Consideration received or receivable:
Cash	-
Receivable	2,229,595
Total disposal consideration	2,229,595
Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	-
Gain on sale after income tax	772,436

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13. Equity
Dividends

Turkcell:

On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this representsa gross cash dividend of full TL 0.86364 per share. The Company paid TL 1,900,000 in total including withholding taxes in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders. As of 31 March 2019, the Company has no accrued and paid dividends.

Inteltek:

According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made in January 2018 amounting to TL 28,402 for the first nine months of 2017 profit. According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends has been paid on May 2018. As of 31 March 2019, the Company has no accrued and paid dividends.

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 15 March 2019, the shareholders resolved to pay a dividend amount equal to TL 232,875 out of profits for the year ended 31 December 2018 and a dividend out legal reserves amount equal to TL 9,742. The aggregate amount of dividends has been paid on April 2019.

Azerinteltek:

According to the two resolution of the General Assembly Meeting of Azerinteltek within 2018, shareholders decided to pay dividend amounting to AZN 5,959 (TL 13,103) from the profit realized for the last quarter of 2017 dividend payment was made in 2018. The share purchase agreement of Azerinteltek was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.     Loans and borrowings
	31 March 2019	31 December 2018
Non-current liabilities
Unsecured bank loans	9,162,067	7,244,992
Secured bank loans	2,079	1,862
Lease liabilities	1,034,994	1,026,955
Debt securities issued	5,208,539	4,845,827
	15,407,679	13,119,636
Current liabilities
Unsecured bank loans	3,723,550	3,737,393
Current portion of unsecured bank loans	2,947,632	2,544,462
Current portion of secured bank loans	1,886	2,318
Current portion of lease liabilities	17,527	20,156
Current portion of long-term debt securities issued	311,395	289,738
Debt securities issued	99,999	74,997
Lease liabilities	357,202	366,845
	7,459,191	7,035,909

The scope of the EUR 690,000 unutilized portion of the EUR 750,000 loan agreement signed with China Development Bank (CDB) has been expanded in 2018.In this respect, in addition to Turkcell, the Company’s subsidiaries Turkcell Superonline, Turkcell Finansman and lifecell LLC will also be able to utilize the corresponding loan. Furthermore, in addition to the right to utilize in EUR terms, relevant loan may also be utilized in USD and Renminbi (RMB) with respective annual interest rates of LIBOR + 2.2% and 5.5%.There have been no changes to maturity and the repayment schedule of the loan. As at 31 March 2019, the Company has utilized, USD 225,000 (equivalent to TL 1,266,390 as at 31 March 2019) and EUR 35,000 (equivalent to TL 221,158 as at 31 March 2019) comparatively, under this agreement.
The Company signed a loan agreement of USD 150,000 with J.P.Morgan Chase Bank N.A., London Branch and AB Svensk Exportkredit within the framework of the insurance of the Swedish Export Credit Agency (EKN). The availability period of the loan is until April 2021, to be utilized in three equal tranches each with a maturity of 10 years. The total annual cost of the loan is LIBOR+2.1% for the first tranche and fixed 5.4% for the second and third tranches. As at 31 March 2019, the Company has utilized USD 50,000 (equivalent to TL 281,420 as at 31 March 2019) under this agreement.
Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 10,000 as at 31 March 2019.
In the year 2019, the Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 31 March 2019, the Company has issued management greement based lease certificates through KT Sukuk Varlık Kiralama A.S. amounting to TL 100,000 (not discounted).

One of the main reason of increase in borrowings arises from funds received by Turkcell Finansman in order to provide loans to its customers and bond issuance.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2019			31 December 2018
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+4.4%	2019-2028	5,966,014	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%- Euribor+3.4%	2019-2026	7,376,153	Euribor+1.2%- Euribor+3.4%	2019-2026	6,975,890
Unsecured bank loans	TL	Fixed	12.6%-23.9%	2019	1,205,032	12.6%-25.0%	2019	873,914
Unsecured bank loans	UAH	Fixed	16.8%-23.0%	2019	1,071,721	21.5%-22.5%	2019	894,511
Unsecured bank loans	RMB	Fixed	5.5%	2019-2026	214,329	5.5%	2019-2026	193,375
Secured bank loans (**)	BYN	Fixed	12-16%	2019-2020	3,965	12-16%	2019-2020	4,180
Debt securities issued	USD	Fixed	5.8%	2019-2028	5,519,934	5.8%	2019-2028	5,135,565
Debt securities issued	TL	Fixed	21.8%	2019	99,999	24.5%	2019	74,997
Lease liabilities	EUR	Fixed	1.0%-8.3%	2019-2031	178,022	1.0%-7.9%	2019-2031	194,645
Lease liabilities	TL	Fixed	15.9%-45.0%	2019-2064	705,010	16.1%-45.0%	2019-2048	719,718
Lease liabilities	USD	Fixed	4.0%-10.1%	2019-2052	38,881	3.9%-10.8%	2019-2027	40,351
Lease liabilities	UAH	Fixed	16.1%-24.0%	2019-2068	442,991	16.6%-24.0%	2019-2067	418,390
Lease liabilities	BYN	Fixed	13.0%-15.0%	2019-2025	44,819	12.0%-15.0%	2019-2028	40,852
					22,866,870			20,155,545

(*)
Turkcell Finansman’s liabilities originated from banks abroad are subject to certain reserve requirements as obliged by Central Bank of the Republic of Turkey (CBRT). As at 31 March 2019, blocked deposit in connection with the foreign currency loans utilized by Turkcell Finansman from banks outside of Turkey amounting to TL 180,870 is accounted in other current assets.

(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 31 March 2019 and 31 December 2018 are attributable to the following:
	31 March 2019		31 December 2018

	Assets	Liabilities	Assets	Liabilities

Held for trading	925,529	14,649	709,617	131,097
Derivatives used for hedging	809,215	-	730,924	-
Total	1,734,744	14,649	1,440,541	131,097

At 31 March 2019, total held for trading derivative financial assets also include net accrued interest expense of TL 154,137  (31 December 2018: TL 84,479) and total held for trading derivative financial liabilities include net accrued interest expense of TL 23,015 (31 December 2018: TL 34,168).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 March 2019 and 31 December 2018 are as follows:
As at 31 March 2019
Sell			Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	207,790	23 October 2025
TL	275,850	EUR	60,000	77,343	22 April 2026
TL	435,000	USD	150,000	173,036	16 September 2020
TL	293,500	USD	100,000	112,944	16 September 2020
TL	194,000	USD	50,000	47,521	16 September 2020
TL	386,500	USD	100,000	96,107	16 September 2020
TL	91,700	USD	20,000	15,573	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	78,901	22 April 2026
Derivatives used for hedge accounting financial assets				809,215

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Derivatives used for hedging (continued)

Participating cross currency swap and cross currency swap contracts (continued)
As at 31 December 2018
Sell			Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	208,462	23 October 2025
TL	275,850	EUR	60,000	64,670	22 April 2026
TL	435,000	USD	150,000	167,116	16 September 2020
TL	293,500	USD	100,000	108,777	16 September 2020
TL	194,000	USD	50,000	39,394	16 September 2020
TL	386,500	USD	100,000	79,688	16 September 2020
TL	91,700	USD	20,000	9,234	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	53,583	22 April 2026
Derivatives used for hedge accounting financial assets				730,924

EUR 500,000 participating cross currency swap contracts includes TL 778,666 guarantees after CSA agreement (31 December 2018: 690,146 TL).

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency swap, cross currency swap and participating cross currency swap contracts (continued)

The notional amount and the fair value of currency swap, participating cross currency swap and cross currency swap contracts for trading purposes at 31 March 2019 and 31 December 2018 are as follows:
As at 31 March 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Currency Swap
TL	3,801	USD	640	88	16 July 2019
TL	5,319	USD	900	167	22 July 2019
TL	217,600	USD	40,000	9,044	24 June 2019
TL	272,000	USD	50,000	10,521	26 April 2019
EUR	10,000	USD	11,310	522	30 April 2019
EUR	27,000	USD	30,426	766	30 April 2019
EUR	53,000	USD	60,129	3,942	26 April 2019
EUR	186,000	USD	211,110	14,474	24 April 2019
EUR	50,000	USD	56,375	1,955	16 April 2019
EUR	50,000	USD	56,495	2,769	10 April 2019
EUR	70,000	USD	79,275	4,943	9 April 2019
EUR	45,000	USD	51,102	4,144	2 April 2019
EUR	30,000	USD	34,170	3,314	2 April 2019
Cross currency swap contracts
TL	98,625	EUR	25,000	65,562	13 June 2019
TL	52,164	USD	14,620	33,705	16 July 2019
TL	69,744	USD	19,780	46,585	22 July 2019
TL	203,600	EUR	50,000	126,900	23 July 2019
TL	242,873	USD	70,500	198,560	16 September 2020
TL	97,997	EUR	21,500	48,371	19 December 2019
TL	269,451	USD	70,500	174,382	22 December 2020
TL	105,280	EUR	18,800	20,982	23 September 2021
TL	130,488	USD	24,000	11,317	20 March 2023
TL	268,200	USD	50,000	23,037	14 June 2019
TL	128,436	USD	24,000	11,149	19 June 2019
TL	6,231	EUR	1,000	396	19 December 2019
TL	84,848	USD	16,000	8,424	29 July 2019
TL	185,100	EUR	30,000	22,368	22 April 2026
TL	183,300	EUR	30,000	22,203	22 April 2026
Participating cross currency swap contracts
TL	193,800	EUR	30,000	5,150	16 September 2020
TL	244,000	EUR	40,000	20,644	22 April 2026
TL	263,500	USD	50,000	23,107	22 April 2026
Total Held for trading derivative financial assets				919,491

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency swap, cross currency swap and participating cross currency swap contracts (continued)
As at 31 December 2018
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	67,410	USD	18,000	27,928	28 January 2019
TL	95,550	USD	25,000	36,751	24 January 2019
TL	52,164	USD	14,620	27,870	16 July 2019
TL	69,744	USD	19,780	38,636	22 July 2019
TL	242,873	USD	70,500	160,594	16 September 2020
TL	269,451	USD	70,500	131,437	22 December 2020
TL	191,300	USD	50,000	74,095	13 February 2019
TL	98,625	EUR	25,000	57,161	13 June 2019
TL	203,600	EUR	50,000	109,610	23 July 2019
TL	97,997	EUR	21,500	37,825	19 December 2019
TL	105,280	EUR	18,800	7,710	23 September 2021

Total held for trading derivative financial assets				709,617

As at 31 March 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts

TL	113,400	USD	20,000	(4,067)	22 April 2026
Cross currency swap contracts

TL	118,800	EUR	18,000	(6,072)	23 September 2021
TL	151,776	EUR	24,000	628	9 April 2019
Option contracts

USD	5,000	XAU	3,937	(22)	10 June 2019
USD	5,000	XAU	3,968	(67)	8 May 2019
USD	5,000	XAU	3,984	(193)	8 April 2019
EUR	20,000	TL	126,000	(376)	1 April 2019

Total Held for trading derivative financial liabilities				(10,169)

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency swap, cross currency swap and participating cross currency swap contracts (continued)

As at 31 December 2018
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Currency Swap
TL	266,760	USD	50,000	(3,715)	2 January 2019
TL	266,510	USD	50,000	(3,465)	2 January 2019
TL	719,996	USD	135,000	(9,774)	2 January 2019
TL	212,736	USD	40,000	(2,300)	2 January 2019
TL	265,925	USD	50,000	(2,880)	2 January 2019
TL	1,366	USD	253	(48)	19 March 2019
TL	4,199	USD	680	(939)	16 January 2019
TL	5,681	USD	920	(1,277)	22 January 2019
TL	6,040	EUR	1,000	(41)	2 January 2019
USD	68,654	EUR	60,000	(861)	15 January 2019
USD	11,462	EUR	10,000	(4)	8 January 2019
Cross currency swap contracts
TL	6,159	USD	1,000	(912)	28 January 2019
TL	6,159	USD	1,000	(910)	24 January 2019
TL	130,488	USD	24,000	(9,365)	20 March 2023
TL	268,200	USD	50,000	(5,791)	14 June 2019
TL	128,436	USD	24,000	(2,652)	19 June 2019
TL	169,368	EUR	24,000	(24,895)	8 January 2019
TL	118,800	EUR	18,000	(22,051)	23 September 2021
TL	111,732	EUR	18,867	1,920	14 February 2019
TL	185,100	EUR	30,000	(8,296)	22 April 2026
TL	183,300	EUR	30,000	(8,642)	22 April 2026
Participating cross currency swap contracts
TL	193,800	EUR	30,000	(7,148)	16 September 2020
TL	113,400	USD	20,000	(17,051)	22 April 2026
Total Held for trading derivative financial liabilities				(131,097)

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at 31 March 2019 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity

USD	10,000	428	29 August 2019
USD	35,000	3,965	22 April 2019
USD	15,000	1,645	22 April 2019
Total Held for trading derivative financial assets		6,038

Buy
Currency	Notional amount	Fair Value	Maturity

USD	10,000	(477)	29 August 2019
USD	10,000	(247)	29 August 2019
USD	25,000	(3,756)	9 April 2019
Total Held for trading derivative financial liabilities		(4,480)

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	31 March 2019	31 December 2018	Fair Value hierarchy	Valuation Techniques

a)Participating cross currency swap contracts (*)	775,148	653,142	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	44,834	(24,199)
-Derivatives used for hedging	730,314	677,341

b)FX swap and option contracts	943,389	656,302	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	864,488	602,719
-Derivatives used for hedging	78,901	53,583

c)Currency forward contracts	1,558	-	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	1,558	-

(*) TL 177,152 accrual of net interest expense has been reflected to condensed consolidated interim financial statements as at 31 March 2019 (31 December 2018: TL 118,647). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid-ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 23,555 lower as at 31 March 2019 (31 December 2018: TL 123,995).

There were no transfers between fair value hierarchy levels during the year.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 March 2019 and 31 December 2018 on a hedge accounting basis:

Currency	Nominal Value	Maturity Date	31 March 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio
Participating cross currency swap contracts
EUR Contracts	500,000	23 October 2025	207,790	208,462	Level 3	1:1
EUR Contracts	60,000	22 April 2026	77,343	64,670	Level 3	1:1
USD Contracts	400,000	16 September 2020	429,608	394,975	Level 3	1:1
USD Contracts	20,000	22 April 2026	15,573	9,234	Level 3	1:1
Cross currency swap contracts
CNY Contracts	202,600	22 April 2026	78,901	53,583	Level 2	1:1

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)
Movements in the participating cross currency swap contracts for the years ended 31 March 2019 is stated below:
31 March 2019
Opening balance	653,142
Cash flow effect	(54,647)
Total gain/loss:
Gains recognized in profit or loss	176,653
Closing balance	775,148

Net off / Offset
The Company signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 500,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 166,360 as collateral to the Company (31 March 2019: TL 1,051,196) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 43,130 as collateral to the bank (31 March 2019: TL 272,530) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 778,666 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 March 2019, if this transaction was not conducted, derivative financial instruments assets would have been TL 2,359,273 and current borrowings would have been TL 8,237,857.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:
	31 March 2019 Contract Asset	31 March 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	30	64,168
Amounts collected	-	(25,805)
Receivables written off during the year as uncollectible	-	(29,841)
Exchange differences	-	3,983
Closing balance	7,400	743,316

Movements in the provision for impairment of receivables from financial services are as follows:

31 March 2019
Opening balance	200,273
Provision for impairment recognized during the year	59,776
Amounts collected	(27,834)
Closing balance	232,215

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:
	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	-
Financial asset at fair value through other comprehensive income	-	7,043	-
Due from related parties-current	1,965	223	-
Trade receivables and contract assets	15,786	52,140	-
Other current assets	70,710	18,977	-
Cash and cash equivalents	786,322	384,800	-
	875,005	463,194	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(481,438)	(748,142)	(224,519)
Debt securities issued-non- current	(921,102)	-	-
Lease obligations-non-current	(4,719)	(24,068)	-
Other non-current liabilities	(68,107)	-	-
Loans and borrowings-current	(390,876)	(523,595)	(29,244)
Debt securities issued-current	(55,074)	-	-
Lease obligations-current	(2,951)	(8,223)	-
Trade and other payables-current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	-
	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments	1,082,036	811,167	202,600
Net exposure	(201,717)	(62,665)	(121,716)

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 March 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	297	22,397	-
Due from related parties-current	1,864	353,061	-
Trade receivables and contract assets	17,576	47,887	-
Other current assets	25,328	12,870	-
Cash and cash equivalents	551,563	733,612	-
	596,697	1,169,838	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(716,490)	(775,700)	(227,595)
Debt securities issued-non-current	(925,403)	-	-
Lease obligations-non-current	(4,230)	(21,557)	-
Other non-current liabilities	(72,542)	-	-
Loans and borrowings-current	(343,494)	(514,865)	(29,641)
Debt securities issued-current	(55,326)	-	-
Lease obligations-current	(2,678)	(6,616)	-
Trade and other payables-current	(141,819)	(25,450)	(91,337)
Due to related parties	(1,017)	(54)	-
	(2,262,999)	(1,344,242)	(348,573)

Exposure related to derivative instruments	1,514,474	401,300	202,600
Net exposure	(151,828)	226,896	(145,973)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is  composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH and BYN against the following currencies at 31 March 2019 and 31 December 2018 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 March 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(85,455)	85,455	-	-
2- Hedged portion of USD risk (-)	-	-	(10,680)	10,680
3- USD net effect (1+2)	(85,455)	85,455	(10,680)	10,680

4- EUR net asset/liability	143,372	(143,372)	-	-
5- Hedged portion of EUR risk (-)	-	-	(27,138)	27,138
6- EUR net effect (4+5)	143,372	(143,372)	(27,138)	27,138

7- Other foreign currency net asset/liability (RMB)	(12,163)	12,163	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,454	(1,454)
9- Other foreign currency net effect (7+8)	(12,163)	12,163	1,454	(1,454)
Total (3+6+9)	45,754	(45,754)	(36,364)	36,364

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(106,121)	106,121	-	-
2- Hedged portion of USD risk (-)	-	-	(9,596)	9,596
3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	-	-
5- Hedged portion of EUR risk (-)	-	-	(23,613)	23,613
6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)
Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value
The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration,
	Fair value at			Inputs
	31 March 2019	31 December 2018	Unobservable Inputs	31 March 2019	31 December 2018	Relationship of unobservable inputs to fair value

Contingent consideration	408,295	358,304	Risk-adjusted discount rate	8,4%	9,5%	A change in the discount rate by 100 bps would increase/decrease FV by TL (14,742) and TL 15,438 respectively.
			Expected settlement date	first quarter of 2023	first quarter of 2023	If expected settlement date changes by 1 year FV would increase/decrease by TL (31,548) and TL 34,093 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 March 2019 is stated below:

2019
Opening balance	358,304
Gains recognized in profit or loss	49,991
Closing balance	408,295

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17. Guarantees and purchase obligations

At 31 March 2019, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,580,102 (31 December 2018: TL 1,353,789). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,268,827 at 31 March 2019 (31 December 2018: TL 6,530,374).

18. Commitments and contingencies

18.1	Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax, while the cases are pending before the court of appeal. Tax Office rejected the application for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office for the year 2011. The case is pending as well as the cases regarding the cancellation of the SCT assessment for the year 2011.

b)	Disputes on SCT and VAT for the years 2015 and 2016

Turkish telecom sector players including Turkcell has been subjected to a limited tax audit with respect from VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, some of bundle offers and some services offered by the Company are subjected to criticism by tax authority for 2016.

As of 31 March 2019, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim  financial statements as at and for the period ended 31 March 2019 (31 December 2018: None).

18.2	Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. With this decision The Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that Turkcell forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. The appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18. Commitments and contingencies (continued)

18.2	Disputes regarding the Law on the Protection of Competition (continued)

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Therewith Competition Board launched a new investigation. As a result of the new investigation The Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. After the receiving of the reasoned decision, the Company will take legal action.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 March 2019 (31 December 2018: None).

18.3	Ministry of Trade Administrative Fine

Ministry of Trade prepared a report upon the investigation initiated against the Company on subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for the stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based to the aforementioned report of the Ministry, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. Furthermore, the Company demanded the Court to recourse to the Constitutional Court for the cancellation of the related part of the 19th paragraph of the article 77 of the Law on the Protection of Consumers numbered 6502. The Court rejected the stay of execution request of the Company. The Company objected to the decision, objection was rejected. Case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 March 2019 (31 December 2018: None).

18.4	Other ongoing lawsuits and tax investigations

Within condensed consolidated interim financial statements prepared as of 31 March 2019, obligations which are related to following ongoing disputes have been evaluated.

Subject	31 March 2019 Anticipated Maximum Risk (excluding accrued interest)	31 December 2018 Anticipated Maximum Risk (excluding accrued interest)	31 March 2019 Provision	31 December 2018 Provision
Disputes related with ICTA	13,367	13,367	-	-

The Company is under tax investigation with respect to application of the Turkish Special Communication Tax to prepaid TL/card sales made via its sales channels for the years 2015, 2016 and 2017. Investigation has been started on December 2018. Closing minutes of the tax investigation has been signed for 2015 fiscal year. Meeting with the Tax Authority has been held on 18 April 2019 in Ankara related to tax investigation report for 2015 fiscal year and final result of the investigation has not been declared to the Company yet.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18. Commitments and contingencies (continued)

18.4	Other ongoing lawsuits and tax investigations (continued)

In addition following tax and treasury share investigations have started in the Company: (i) for 2017 fiscal year with regard to SCT, (ii) 2018 fiscal year with regard to SCT, Corporate Income Tax and Value Added Tax, (iii) treasury share investigation with regard to 2018 October-December period.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 March 2019 (31 December 2018: None).

19. Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 March 2019 and 2018.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.
	31 March 2019	31 March 2018
Short-term benefits (*)	23,977	16,030
Termination and other benefits	49,471	34
Long-term benefits	150	104
	73,598	16,168

(*) Includes share-based payment.

Transactions with related parties

The following transactions occurred with related parties:

	Three months ended 31 March
Revenue from related parties	2019	2018
Sales to Sonera Holding B.V
Revenue from sales of discontinued operations	772,436	-
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	11,918	8,673
Sales to Vimpelcom OJSC (“Vimpelcom”)
Telecommunications services	972	1,252
Sales to Telia Sonera International Carrier AB (“Telia”)
Telecommunications services	618	3,055
Sales to other related parties	403	2,084
	786,347	15,064

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

Transactions with related parties
	Three months ended 31 March
Related party expenses	2019	2018
Charges from Kyivstar
Telecommunications services	18,064	13,635
Charges from Telia
Telecommunications services	430	1,651
Charges from Vimpelcom
Telecommunications services	603	850
Charges from other related parties	1,134	3,487
	20,231	19,623

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 31 March 2019 and 31 December 2018 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
			Effective Ownership Interest
Associates	Country of		31 March	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Fintur	Netherlands	Telecommunications investments	-	41
Türkiye’nin Otomobili	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		31 March	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Sofra	Turkey	Meal coupons and cards	33	33

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2019
(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

The transfer of total shareholding in Fintur to Sonera Holding completed on 2 April 2019. The final value of the transaction is realized as EUR 352,851. As the conditions precedent required for the share transfer have been completed within the three months period ended 31 March 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the condensed consolidated interim financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 8, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 8, 2019	By:	/s/ Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 8, 2019	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director